SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	BANK ONE PLAZA 10 S. DEARBORN STREET CHICAGO, ILLINOIS 60603 TELEPHONE 312 853 7000 FACSIMILE 312 853 7036 www.sidley.com FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (312) 853-7734		WRITER’S E-MAIL ADDRESS wcarlson@sidley.com

June 7, 2005

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Response of Kimberly-Clark Corporation to the

Staff’s Comment Letter Dated May 24, 2005

File No. 001-00225

Dear Mr. Schwall:

On behalf of our client, Kimberly-Clark Corporation, we are submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated May 24, 2005,” in response to the comments contained in the letter dated May 24, 2005 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company.

On behalf of the Company, we also acknowledge (as you requested in your letter of May 24, 2005) that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIDLEY AUSTIN BROWN & WOOD LLP IS AN ILLINOIS LIMITED LIABILITY PARTNERSHIP

PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

SIDLEY AUSTIN BROWN & WOOD LLP	CHICAGO

Mr. H. Roger Schwall

Securities and Exchange Commission

June 7, 2005

If you have any questions concerning this letter, please contact the undersigned at (312) 853-7734.

Very truly yours,

/s/ Walter C. Carlson

WCC:dsd

Enclosure

June 7, 2005

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED MAY 24, 2005

This document responds to the Staff’s letter dated May 24, 2005 (the “Staff’s Comment Letter”) to Kimberly-Clark Corporation in which the Staff commented on Kimberly-Clark Corporation’s Form 10-K for the year ended December 31, 2004 (the “10-K”). References to “We”, “Us”, “Our”, “K-C” or the “Company” in this letter or the attachments hereto mean Kimberly-Clark Corporation.

Although page 3 of the Staff’s Comment Letter suggests that an amendment of our 10-K may be appropriate, in view of the Staff’s comments, which only requested supplemental information to be provided to the Staff, we respectfully submit that no amendment of our 10-K is necessary. In addition, we believe that our disclosures in Note 13 to our 10-K comply with existing FIN 46R requirements.

For convenience, the Staff’s comments are retyped below.

Staff Comment and Company Response

Form 10-K filed on February 24, 2005

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 45

Note 13. Synthetic Fuel Partnership, page 67

Staff Comment:

We note that you have evaluated your investments in two synthetic fuel partnerships pursuant to the requirements of FIN 46R and concluded that although these synthetic fuel partnerships represent variable interests, you have determined that you are not the primary beneficiary of either of these VIEs. Please address the following comments regarding your investment in these synthetic fuel partnerships.

i)	Although you have described the nature of your involvement with these VIEs and concluded that your loss exposure is minimal, you have not disclosed the amounts invested in these partnerships or the size of these VIEs. Therefore, it is unclear to us whether you have considered the cash flows from the tax credits generated by your investments in these VIEs in your analysis leading to your conclusion that you are not the primary beneficiary of these entities. Supplementally provide us the details of your analysis concluding that you are not the primary beneficiary that addresses the following, without limitation.

(a)	Confirm to us that you included the cash flows from your share of the expected tax credits along with your share of the expected operating losses generated by these VIEs.

June 7, 2005

(b)	Provide us with a summary of the total expected cash flows from each of these synthetic fuel partnerships detailing your share and other investor(s) share(s). Detail for us any differences between the cash flows inuring to you and the other investors to the extent they differ from ownership percentages.

(c)	Confirm to us that there are no other standing agreements between you and the other investors which impact the determination of the expected losses and tax credits generated from these VIEs.

Company Response:

In April 2003, we acquired a 49.5 percent minority interest in a synthetic fuel partnership (“Partnership 1”). In October 2004, we acquired a 49 percent minority interest in an additional synthetic fuel partnership (“Partnership 2”). The other participants in these partnerships are unaffiliated entities. Because each of these partnerships is a variable interest entity, we performed a FIN 46R analysis on each to determine if we were the primary beneficiary of either entity. Based on those analyses, we concluded that we are not the primary beneficiary of either partnership because neither the majority of the expected losses nor the majority of the residual returns is allocated to us. Our cash funding of these partnerships is for our share of the operating losses of these entities. In 2004, our share of such operating losses was $158.4 million, and in 2003, our share of such operating losses was $105.5 million. These operating losses have been charged to expense on a current basis. We have no investment in either partnership recorded on our balance sheet at December 31, 2004.

With respect to the Staff’s request contained in the last sentence in paragraph i) above, enclosed as Exhibits A and B are Primary Beneficiary Summaries of the two synthetic fuel partnerships in which we are involved. Attached to each Exhibit is an abbreviated Excel printout of the cash flow analysis for each partnership that supports the allocation of expected losses and expected residual returns to each participant in each partnership. The cash flow analyses were generated through the use of an Excel add-in software product, which performed Monte Carlo1 simulations for 5,000 separate outcomes involving the relevant variables in each partnership. Each row on the attached Excel printouts represents the total expected cash flows of the particular partnership based on the variables that were tested. The relevant variables that were tested on each partnership were production volume, sales price of the synthetic fuel produced, revenue inflation and cost inflation. In addition, on Partnership 2, the amount of non-coal production costs was an additional tested variable in accordance with the terms of the contract. We have included only abbreviated Excel printouts for ease in presentation. The unabbreviated Excel printouts are in excess of 5,000 rows.

[1]	A Monte Carlo simulation is a sophisticated and well recognized analytical method used to calculate expected losses and expected residual returns. The Monte Carlo simulation starts with a base outcome developed by management. The Monte Carlo simulation then selects values from defined distribution ranges of the primary factors that cause variability in an entity’s returns. The defined range is selected based on the conditions surrounding that variable. Points within the ranges of each factor are randomly selected and an outcome resulting from the combination of the randomly selected point estimate of each factor is computed. The random selection process is repeated many times to create multiple outcome projections. It is not uncommon for a Monte Carlo simulation to result in thousands of outcome projections. These projections are then averaged and used to compute the potential variability in the entity’s returns.

June 7, 2005

With respect to the Staff’s comment in subparagraph (a) above, we confirm that we have included the cash flows from our share of the expected Section 29 tax credits and our share of the expected operating losses of each partnership in the cash flow analysis summarized in Exhibit A and Exhibit B.

With respect to the Staff’s request in the first sentence of subparagraph (b) above, please see Exhibits A and B, which display the percentages of expected losses and expected residual returns allocated to each participant. In Partnership 1, our percentage of expected losses and expected residual returns is 20.3 percent2 compared to our percentage ownership of 49.5 percent. Our lower percentage of expected losses and expected residual returns is principally due to the contractual provisions whereby our share of the costs of the partnership is limited to a fixed dollar amount per dollar of tax credit generated. Accordingly, as production costs are increased in some of the Monte Carlo simulations, a greater percentage of such costs is borne by the other participants in the partnership. Similarly, as some of the Monte Carlo simulations generate lower production costs, residual returns of the other participants are increased.3

In Partnership 2, our percentage of expected losses and expected residual returns is 22.0 percent compared to our percentage ownership of 49 percent. Our lower percentage of expected losses and expected residual returns is principally due to the contractual provisions whereby our share of the costs of the partnership is limited to a fixed dollar amount per dollar of tax credit generated. Accordingly, as production costs are increased in some of the Monte Carlo simulations, a greater percentage of such costs is borne by the other participants in the partnership. Similarly, as some of the Monte Carlo simulations generate lower production costs, residual returns of the other participants are increased.3

With respect to the Staff’s comment in subparagraph (c), we confirm that there are no other standing agreements between us and the other investors in each partnership that would impact the determination of the expected losses and tax credits generated from each of these variable interest entities.

[2]	In late 2004, we reviewed and refined the method we used to perform the cash flow analysis of our synthetic fuel partnerships. As a result of that review, management determined that required payments made directly to the owner/manager outside of the operation of the partnership entity should be included in the cash flow analysis on Partnership 1, although we had appropriately charged our portion of such payments to earnings as they were made. In January 2005, prior to the filing of our 2004 Form 10-K, we performed this refined cash flow analysis on Partnership 1, which included all payments made under the agreement, and it resulted in our percentage of the allocated expected losses and expected residual profits declining from 43.9 percent to 20.3 percent. Exhibit C represents our earlier cash flow analysis of Partnership 1. Under either analysis, we are not the primary beneficiary.
[3]	Hypothetically, if the fixed price per dollar of credit was $1.05 and production costs per dollar of credit were $1.15, the Monte Carlo simulation would allocate the $0.10 to the expected losses of the other participants. Conversely, if production costs were $0.95 per dollar of credit, the Monte Carlo simulation would allocate the $0.10 to the expected residual returns of the other participants.

Exhibit A

Partnership 1 (Synfuels) - Primary Beneficiary Summary

	Probability Weighted Present Value of Cash Flows	Expected Losses	Pct	Expected Residual Returns	Pct
Kimberly-Clark	$96,218,827	$(791,879)	20.29%	$791,879	20.29%
Unrelated Investor	40,997,712	(571,321)	14.64%	571,321	14.64%
Unrelated Manager/Operator	209,351,832	(2,540,201)	65.08%	2,540,201	65.08%

Total of Parties	$346,568,372	$(3,903,401)	100.00%	$3,903,401	100.00%

Cash flows of the partnership include each partner’s share of the operating losses, Section 29 tax credits and the tax benefits of the operating losses.

01/26/05	Summary-Partnership 1 – VIE Update Jan-05.xls

Exhibit A

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1						Total Project			Kimberly-Clark			Unrelated Investor			Unrelated Manager/Operator
2	Total Project PV CF	Kimberly-Clark PV CF	Unrelated Investor PV CF	Manager / Operator PV CF		Expected Loss	Residual Returns		Expected Loss	Residual Returns		Expected Loss	Residual Returns		Expected Loss	Residual Returns
3	309,328,332	88,840,671	35,559,597	184,928,063		(37,240,040)	—		(7,378,156)	—		(5,438,115)	—		(24,423,769)	—
4	310,646,096	89,077,522	35,741,351	185,827,224		(35,922,276)	—		(7,141,306)	—		(5,256,362)	—		(23,524,608)	—
5	311,206,015	89,187,183	35,799,722	186,219,109		(35,362,357)	—		(7,031,644)	—		(5,197,990)	—		(23,132,723)	—
6	314,383,783	89,361,512	36,168,735	188,853,536		(32,184,589)	—		(6,857,316)	—		(4,828,977)	—		(20,498,296)	—
7	314,815,081	89,768,558	36,218,928	188,827,595		(31,753,291)	—		(6,450,269)	—		(4,778,784)	—		(20,524,238)	—
8	315,010,322	89,931,555	36,488,828	188,589,938		(31,558,050)	—		(6,287,272)	—		(4,508,884)	—		(20,761,894)	—
9	315,314,088	89,630,046	36,377,250	189,306,792		(31,254,284)	—		(6,588,781)	—		(4,620,462)	—		(20,045,040)	—
10	315,661,246	90,125,963	36,453,513	189,081,770		(30,907,126)	—		(6,092,864)	—		(4,544,199)	—		(20,270,063)	—
11	315,873,185	89,391,640	36,233,230	190,248,315		(30,695,187)	—		(6,827,187)	—		(4,764,483)	—		(19,103,517)	—
12	316,123,559	89,802,749	36,256,066	190,064,744		(30,444,813)	—		(6,416,078)	—		(4,741,647)	—		(19,287,088)	—
13	316,180,272	90,342,129	36,573,642	189,264,501		(30,388,100)	—		(5,876,698)	—		(4,424,070)	—		(20,087,331)	—
14	316,351,856	90,106,899	36,605,680	189,639,277		(30,216,516)	—		(6,111,929)	—		(4,392,033)	—		(19,712,555)	—
15	316,738,900	90,674,421	36,879,656	189,184,823		(29,829,472)	—		(5,544,406)	—		(4,118,057)	—		(20,167,009)	—
16	316,822,893	90,046,553	36,542,567	190,233,772		(29,745,479)	—		(6,172,274)	—		(4,455,145)	—		(19,118,060)	—
17	316,866,289	90,003,269	36,727,245	190,135,775		(29,702,083)	—		(6,215,558)	—		(4,270,467)	—		(19,216,057)	—
18	316,897,338	90,368,237	36,616,886	189,912,215		(29,671,034)	—		(5,850,590)	—		(4,380,826)	—		(19,439,618)	—
19	317,336,934	89,962,651	36,874,551	190,499,732		(29,231,438)	—		(6,256,176)	—		(4,123,162)	—		(18,852,100)	—
20	317,460,264	90,191,929	36,788,088	190,480,247		(29,108,108)	—		(6,026,899)	—		(4,209,624)	—		(18,871,585)	—
21	317,693,243	90,605,201	36,746,669	190,341,372		(28,875,129)	—		(5,613,626)	—		(4,251,043)	—		(19,010,460)	—
22	318,009,287	90,242,325	36,625,387	191,141,574		(28,559,085)	—		(5,976,503)	—		(4,372,325)	—		(18,210,258)	—
23	318,394,378	90,318,014	36,757,678	191,318,686		(28,173,994)	—		(5,900,814)	—		(4,240,035)	—		(18,033,146)	—
24	318,462,163	90,865,438	37,084,837	190,511,887		(28,106,209)	—		(5,353,389)	—		(3,912,875)	—		(18,839,945)	—
25	318,741,193	90,320,861	36,580,405	191,839,926		(27,827,179)	—		(5,897,966)	—		(4,417,307)	—		(17,511,906)	—
26	318,790,747	89,815,326	36,876,211	192,099,210		(27,777,625)	—		(6,403,501)	—		(4,121,501)	—		(17,252,623)	—
27	318,820,727	90,493,610	36,931,286	191,395,831		(27,747,645)	—		(5,725,217)	—		(4,066,426)	—		(17,956,001)	—
4977	369,595,442	100,941,821	44,444,299	224,209,322		—	23,027,070		—	4,722,993		—	3,446,587		—	14,857,490
4978	369,632,949	100,677,551	44,213,486	224,741,912		—	23,064,577		—	4,458,723		—	3,215,774		—	15,390,080
4979	369,670,996	100,688,443	44,398,225	224,584,329		—	23,102,624		—	4,469,615		—	3,400,513		—	15,232,496
4980	369,727,685	100,958,198	44,453,279	224,316,208		—	23,159,314		—	4,739,371		—	3,455,567		—	14,964,376
4981	369,776,302	100,450,972	44,228,295	225,097,035		—	23,207,930		—	4,232,145		—	3,230,583		—	15,745,202
4982	369,873,653	100,344,001	44,061,747	225,467,905		—	23,305,281		—	4,125,173		—	3,064,035		—	16,116,073
4983	369,877,080	100,927,927	44,473,671	224,475,482		—	23,308,708		—	4,709,100		—	3,475,959		—	15,123,649
4984	370,199,168	101,028,198	44,433,408	224,737,563		—	23,630,796		—	4,809,370		—	3,435,696		—	15,385,730
4985	370,331,488	101,319,122	44,686,202	224,326,164		—	23,763,116		—	5,100,294		—	3,688,490		—	14,974,331
4986	370,339,208	101,148,451	44,499,784	224,690,973		—	23,770,836		—	4,929,624		—	3,502,071		—	15,339,141
4987	370,399,678	101,139,741	44,550,351	224,709,587		—	23,831,306		—	4,920,913		—	3,552,638		—	15,357,754
4988	370,541,371	101,099,716	44,527,750	224,913,905		—	23,972,999		—	4,880,889		—	3,530,038		—	15,562,073
4989	370,834,846	101,280,816	44,657,716	224,896,314		—	24,266,474		—	5,061,989		—	3,660,004		—	15,544,481
4990	371,434,062	101,164,325	44,572,108	225,697,629		—	24,865,690		—	4,945,498		—	3,574,396		—	16,345,797
4991	371,568,904	101,004,900	44,423,940	226,140,064		—	25,000,532		—	4,786,073		—	3,426,228		—	16,788,231
4992	372,122,286	101,953,085	45,126,611	225,042,590		—	25,553,914		—	5,734,257		—	4,128,899		—	15,690,758
4993	372,125,907	101,687,418	44,904,809	225,533,681		—	25,557,536		—	5,468,590		—	3,907,097		—	16,181,848
4994	372,218,621	101,404,016	44,707,716	226,106,889		—	25,650,249		—	5,185,188		—	3,710,004		—	16,755,057
4995	372,253,618	101,410,470	44,750,512	226,092,637		—	25,685,246		—	5,191,642		—	3,752,800		—	16,740,805
4996	372,287,778	101,546,885	44,855,726	225,885,168		—	25,719,407		—	5,328,057		—	3,858,014		—	16,533,336
4997	372,841,139	101,238,376	44,685,265	226,917,499		—	26,272,768		—	5,019,548		—	3,687,553		—	17,565,667
4998	373,063,979	101,599,922	44,914,978	226,549,079		—	26,495,607		—	5,381,095		—	3,917,266		—	17,197,247
4999	373,216,393	101,336,490	44,699,251	227,180,652		—	26,648,021		—	5,117,663		—	3,701,538		—	17,828,820
5000	373,257,090	101,330,867	44,635,370	227,290,852		—	26,688,718		—	5,112,040		—	3,637,658		—	17,939,020
5001	373,637,294	101,912,388	45,057,380	226,667,526		—	27,068,922		—	5,693,561		—	4,059,668		—	17,315,693
5002	374,459,031	101,973,782	45,160,828	227,324,421		—	27,890,659		—	5,754,954		—	4,163,116		—	17,972,589
5003
5004	Average	Average	Average	Average		Average	Average		Average	Average		Average	Average		Average	Average
5005	346,568,372	96,218,827	40,997,712	209,351,832		(3,903,401)	3,903,401		(791,879)	791,879		(571,321)	571,321		(2,540,201)	2,540,201
5006
5007	Note: Rows 28 through 4976 are not shown to be able to display file format
5008

01/26/05										VIE Calcs on Data-Partnership 1 – VIE Update Jan-05.xls

Exhibit B

Partnership 2 (Synfuels) - Primary Beneficiary Summary

	Probability Weighted Present Value of Cash Flows	Expected Losses	Pct	Expected Residual Returns	Pct
Kimberly-Clark	$61,160,942	$(380,842)	21.99%	$380,842	21.99%
Unrelated Investor	75,355,457	(500,216)	28.88%	500,216	28.88%
Unrelated Manager/Operator	115,599,862	(850,876)	49.13%	850,876	49.13%

Totals	$252,116,261	$(1,731,934)	100.00%	$1,731,934	100.00%

Cash flows of the partnership include each partner’s share of the operating losses, Section 29 tax credits and the tax benefits of the operating losses.

09/29/04	Summary-Partnership 2 VIE Analysis.xls

Exhibit B

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1		Kimberly-Clark PV CF	Unrelated Investor PV CF	Manager / Operator PV CF		Total Project			Kimberly-Clark			Unrelated Investor			Manager/Operator
2	Total Project PV CF					Expected Loss	Residual Returns		Expected Loss	Residual Returns		Expected Loss	Residual Returns		Expected Loss	Residual Returns
3	232,638,916	56,708,529	69,683,434	106,246,953		(19,477,346)	—		(4,452,413)	—		(5,672,023)	—		(9,352,910)	—
4	233,884,586	56,957,577	69,998,034	106,928,975		(18,231,675)	—		(4,203,366)	—		(5,357,422)	—		(8,670,887)	—
5	234,846,918	56,699,926	70,248,346	107,898,646		(17,269,344)	—		(4,461,016)	—		(5,107,111)	—		(7,701,217)	—
6	235,179,862	57,083,795	70,515,115	107,580,951		(16,936,400)	—		(4,077,147)	—		(4,840,341)	—		(8,018,912)	—
7	235,270,990	57,180,730	70,243,857	107,846,403		(16,845,271)	—		(3,980,213)	—		(5,111,599)	—		(7,753,459)	—
8	236,623,698	57,497,518	70,778,530	108,347,650		(15,492,563)	—		(3,663,424)	—		(4,576,926)	—		(7,252,213)	—
9	237,381,423	58,055,021	71,133,084	108,193,318		(14,734,838)	—		(3,105,922)	—		(4,222,372)	—		(7,406,544)	—
10	237,573,179	57,502,081	71,061,476	109,009,622		(14,543,082)	—		(3,658,862)	—		(4,293,980)	—		(6,590,240)	—
11	237,587,969	57,477,530	70,737,316	109,373,123		(14,528,292)	—		(3,683,412)	—		(4,618,141)	—		(6,226,739)	—
12	238,367,967	57,819,155	71,576,527	108,972,285		(13,748,294)	—		(3,341,787)	—		(3,778,930)	—		(6,627,577)	—
13	238,428,317	57,681,335	71,327,031	109,419,951		(13,687,945)	—		(3,479,608)	—		(4,028,426)	—		(6,179,911)	—
14	238,562,621	58,479,024	71,327,303	108,756,294		(13,553,640)	—		(2,681,918)	—		(4,028,153)	—		(6,843,568)	—
15	238,583,344	58,046,138	71,218,669	109,318,537		(13,532,918)	—		(3,114,804)	—		(4,136,788)	—		(6,281,325)	—
16	238,654,879	57,994,780	71,319,886	109,340,213		(13,461,383)	—		(3,166,162)	—		(4,035,571)	—		(6,259,650)	—
17	238,807,162	58,307,674	71,663,081	108,836,407		(13,309,099)	—		(2,853,268)	—		(3,692,376)	—		(6,763,455)	—
18	238,837,651	57,527,927	70,977,614	110,332,110		(13,278,611)	—		(3,633,016)	—		(4,377,843)	—		(5,267,752)	—
19	239,117,947	58,016,860	71,420,242	109,680,845		(12,998,314)	—		(3,144,082)	—		(3,935,215)	—		(5,919,017)	—
20	239,224,390	58,569,643	71,429,183	109,225,564		(12,891,871)	—		(2,591,299)	—		(3,926,274)	—		(6,374,298)	—
21	239,252,733	58,242,851	71,523,766	109,486,117		(12,863,528)	—		(2,918,091)	—		(3,831,691)	—		(6,113,746)	—
22	239,260,314	57,979,895	71,447,485	109,832,934		(12,855,948)	—		(3,181,047)	—		(3,907,972)	—		(5,766,929)	—
23	239,338,467	58,167,757	71,343,069	109,827,640		(12,777,795)	—		(2,993,185)	—		(4,012,387)	—		(5,772,222)	—
24	239,398,445	58,007,844	71,588,721	109,801,881		(12,717,816)	—		(3,153,099)	—		(3,766,736)	—		(5,797,982)	—
25	239,450,954	58,525,716	71,815,649	109,109,589		(12,665,307)	—		(2,635,227)	—		(3,539,807)	—		(6,490,273)	—
26	239,581,287	58,520,000	72,001,453	109,059,834		(12,534,975)	—		(2,640,943)	—		(3,354,003)	—		(6,540,029)	—
27	239,684,789	58,544,060	71,585,701	109,555,029		(12,431,472)	—		(2,616,883)	—		(3,769,756)	—		(6,044,834)	—
4977	262,286,751	63,568,312	78,672,329	120,046,109		—	10,170,489		—	2,407,370		—	3,316,873		—	4,446,247
4978	262,299,147	63,772,661	77,972,641	120,553,845		—	10,182,885		—	2,611,718		—	2,617,185		—	4,953,982
4979	262,309,187	62,892,343	78,293,581	121,123,263		—	10,192,926		—	1,731,401		—	2,938,124		—	5,523,401
4980	262,333,982	63,134,635	78,503,271	120,696,076		—	10,217,721		—	1,973,692		—	3,147,815		—	5,096,213
4981	262,407,304	63,472,611	78,270,253	120,664,440		—	10,291,043		—	2,311,669		—	2,914,796		—	5,064,577
4982	262,526,086	63,009,080	78,208,173	121,308,833		—	10,409,825		—	1,848,138		—	2,852,716		—	5,708,971
4983	262,565,651	63,521,135	78,134,518	120,909,998		—	10,449,389		—	2,360,192		—	2,779,062		—	5,310,135
4984	262,606,272	63,740,435	78,427,538	120,438,299		—	10,490,010		—	2,579,492		—	3,072,082		—	4,838,436
4985	262,664,790	63,307,982	78,521,631	120,835,178		—	10,548,529		—	2,147,039		—	3,166,174		—	5,235,316
4986	262,721,667	63,245,562	78,255,093	121,221,012		—	10,605,406		—	2,084,620		—	2,899,636		—	5,621,150
4987	262,774,515	64,054,320	78,586,901	120,133,294		—	10,658,254		—	2,893,378		—	3,231,444		—	4,533,432
4988	262,826,494	63,611,757	78,511,693	120,703,044		—	10,710,233		—	2,450,815		—	3,156,237		—	5,103,181
4989	262,889,603	63,444,430	78,320,335	121,124,838		—	10,773,342		—	2,283,488		—	2,964,879		—	5,524,975
4990	262,918,492	63,471,626	78,426,846	121,020,020		—	10,802,231		—	2,310,684		—	3,071,389		—	5,420,158
4991	262,921,775	63,359,000	78,567,716	120,995,060		—	10,805,514		—	2,198,057		—	3,212,259		—	5,395,197
4992	262,934,847	63,075,678	78,040,433	121,818,736		—	10,818,585		—	1,914,735		—	2,684,977		—	6,218,873
4993	263,055,605	63,422,388	78,569,171	121,064,047		—	10,939,344		—	2,261,446		—	3,213,714		—	5,464,184
4994	263,111,608	63,721,819	78,595,923	120,793,866		—	10,995,347		—	2,560,877		—	3,240,467		—	5,194,003
4995	263,428,578	63,355,580	78,533,085	121,539,912		—	11,312,316		—	2,194,638		—	3,177,628		—	5,940,050
4996	263,530,066	63,377,456	78,460,903	121,691,707		—	11,413,804		—	2,216,514		—	3,105,446		—	6,091,845
4997	263,711,220	63,244,506	78,694,065	121,772,649		—	11,594,958		—	2,083,564		—	3,338,608		—	6,172,786
4998	264,039,803	64,260,424	79,175,456	120,603,922		—	11,923,542		—	3,099,482		—	3,820,000		—	5,004,060
4999	264,268,849	63,760,557	79,000,564	121,507,727		—	12,152,587		—	2,599,615		—	3,645,108		—	5,907,865
5000	264,559,787	63,767,313	79,172,712	121,619,762		—	12,443,525		—	2,606,371		—	3,817,255		—	6,019,899
5001	265,952,357	63,800,759	79,442,511	122,709,087		—	13,836,095		—	2,639,817		—	4,087,054		—	7,109,224
5002	266,376,242	64,300,914	79,396,629	122,678,700		—	14,259,981		—	3,139,971		—	4,041,172		—	7,078,838
5003
5004	Average	Average	Average	Average		Average	Average		Average	Average		Average	Average		Average	Average
5005	252,116,261	61,160,942	75,355,457	115,599,862		(1,731,934)	1,731,934		(380,842)	380,842		(500,216)	500,216		(850,876)	850,876
5006
5007	Note: Rows 28 through 4976 are not shown to be able to display file format.
5008

09/29/04	VIE Calcs on Data-Partnership 2 VIE Analysis.xls

Exhibit C

Partnership 1 (Synfuels) - Primary Beneficiary Summary

	Probability Weighted Present Value of Cash Flows	Expected Losses	Pct	Expected Residual Returns	Pct
Kimberly-Clark	$143,769,957	$(1,623,227)	43.85%	$1,623,227	43.85%
Unrelated Investor	181,045,931	(2,014,785)	54.43%	2,014,785	54.43%
Unrelated Manager/Operator	6,041,190	(63,750)	1.72%	63,750	1.72%

Totals	$330,857,077	$(3,701,763)	100.00%	$3,701,763	100.00%

Cash flows of the partnership include each partner’s share of the operating losses, Section 29 tax credits and the tax benefits of the operating losses.

10/29/04	Summary-Partnership 1 VIE Analysis.xls

Exhibit C

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1						Total Project			Kimberly-Clark			Unrelated Investor			Unrelated Manager/ Operator
2	Total Project PV CF	Kimberly- Clark PV CF	Unrelated Investor PV CF	Manager / Operator PV CF		Expected Loss	Residual Returns		Expected Loss	Residual Returns		Expected Loss	Residual Returns		Expected Loss	Residual Returns
3	283,779,688	126,189,286	152,374,906	5,215,496		(47,077,389)	—		(17,580,670)	—		(28,671,025)	—		(825,694)	—
4	294,159,732	127,889,989	160,851,924	5,417,818		(36,697,345)	—		(15,879,967)	—		(20,194,007)	—		(623,371)	—
5	297,590,789	129,071,892	163,050,636	5,468,261		(33,266,288)	—		(14,698,064)	—		(17,995,296)	—		(572,929)	—
6	297,915,776	129,384,951	163,058,911	5,471,914		(32,941,302)	—		(14,385,006)	—		(17,987,020)	—		(569,276)	—
7	298,431,902	130,329,377	162,614,727	5,487,798		(32,425,175)	—		(13,440,579)	—		(18,431,205)	—		(553,391)	—
8	299,152,689	129,526,002	164,144,285	5,482,403		(31,704,388)	—		(14,243,955)	—		(16,901,647)	—		(558,787)	—
9	299,380,406	129,945,248	163,931,140	5,504,018		(31,476,671)	—		(13,824,709)	—		(17,114,791)	—		(537,171)	—
10	299,677,793	132,694,518	161,470,783	5,512,491		(31,179,284)	—		(11,075,438)	—		(19,575,148)	—		(528,698)	—
11	300,291,502	132,969,098	161,815,125	5,507,279		(30,565,575)	—		(10,800,859)	—		(19,230,806)	—		(533,910)	—
12	300,303,705	135,055,195	159,742,761	5,505,749		(30,553,372)	—		(8,714,762)	—		(21,303,170)	—		(535,440)	—
13	300,743,580	134,622,873	160,592,663	5,528,044		(30,113,497)	—		(9,147,083)	—		(20,453,268)	—		(513,145)	—
14	300,756,755	132,664,623	162,566,572	5,525,560		(30,100,322)	—		(11,105,334)	—		(18,479,359)	—		(515,629)	—
15	300,787,880	130,889,895	164,371,952	5,526,033		(30,069,197)	—		(12,880,062)	—		(16,673,979)	—		(515,156)	—
16	300,812,814	128,714,982	166,567,043	5,530,789		(30,044,263)	—		(15,054,974)	—		(14,478,888)	—		(510,400)	—
17	300,842,652	130,083,233	165,237,317	5,522,102		(30,014,426)	—		(13,686,723)	—		(15,808,615)	—		(519,088)	—
18	300,877,525	132,594,731	162,771,702	5,511,093		(29,979,552)	—		(11,175,226)	—		(18,274,229)	—		(530,097)	—
19	301,889,630	131,421,654	164,926,525	5,541,452		(28,967,447)	—		(12,348,302)	—		(16,119,407)	—		(499,738)	—
20	302,215,506	131,409,758	165,250,570	5,555,178		(28,641,571)	—		(12,360,198)	—		(15,795,361)	—		(486,012)	—
21	302,494,133	131,478,668	165,460,400	5,555,066		(28,362,944)	—		(12,291,289)	—		(15,585,531)	—		(486,124)	—
22	302,525,439	128,544,638	168,419,086	5,561,715		(28,331,639)	—		(15,225,318)	—		(12,626,845)	—		(479,475)	—
23	302,753,775	130,711,662	166,488,384	5,553,728		(28,103,302)	—		(13,058,294)	—		(14,557,547)	—		(487,461)	—
24	303,547,887	132,024,926	165,951,593	5,571,368		(27,309,190)	—		(11,745,031)	—		(15,094,338)	—		(469,821)	—
25	304,052,389	134,596,183	163,873,393	5,582,813		(26,804,688)	—		(9,173,774)	—		(17,172,538)	—		(458,377)	—
26	304,268,834	132,968,505	165,714,144	5,586,185		(26,588,243)	—		(10,801,452)	—		(15,331,787)	—		(455,004)	—
27	304,405,597	130,383,284	168,429,922	5,592,391		(26,451,480)	—		(13,386,673)	—		(12,616,009)	—		(448,799)	—
4977	352,361,660	154,612,795	191,338,124	6,410,741		—	21,504,583		—	10,842,839		—	10,292,193		—	369,551
4978	352,427,416	152,081,639	193,919,841	6,425,936		—	21,570,339		—	8,311,682		—	12,873,910		—	384,747
4979	352,451,148	153,053,908	192,990,636	6,406,604		—	21,594,071		—	9,283,952		—	11,944,705		—	365,414
4980	352,494,416	151,998,252	194,092,008	6,404,156		—	21,637,339		—	8,228,296		—	13,046,076		—	362,966
4981	352,524,271	152,319,098	193,788,791	6,416,381		—	21,667,194		—	8,549,142		—	12,742,860		—	375,192
4982	352,613,322	153,335,384	192,857,644	6,420,294		—	21,756,245		—	9,565,427		—	11,811,713		—	379,105
4983	352,803,013	151,609,626	194,767,246	6,426,142		—	21,945,936		—	7,839,669		—	13,721,315		—	384,952
4984	352,816,773	153,479,081	192,909,071	6,428,621		—	21,959,696		—	9,709,125		—	11,863,140		—	387,432
4985	352,952,353	153,131,439	193,405,471	6,415,443		—	22,095,276		—	9,361,482		—	12,359,540		—	374,254
4986	353,076,014	153,554,027	193,098,848	6,423,139		—	22,218,937		—	9,784,071		—	12,052,917		—	381,949
4987	353,223,352	152,983,772	193,813,828	6,425,752		—	22,366,275		—	9,213,815		—	12,767,897		—	384,562
4988	353,514,416	153,726,453	193,347,445	6,440,518		—	22,657,339		—	9,956,497		—	12,301,514		—	399,328
4989	353,960,216	154,967,340	192,574,717	6,418,159		—	23,103,139		—	11,197,384		—	11,528,786		—	376,970
4990	354,080,722	155,736,399	191,896,033	6,448,289		—	23,223,644		—	11,966,443		—	10,850,102		—	407,099
4991	354,490,016	153,413,710	194,648,402	6,427,903		—	23,632,939		—	9,643,754		—	13,602,471		—	386,714
4992	354,495,007	154,151,178	193,878,008	6,465,821		—	23,637,930		—	10,381,221		—	12,832,077		—	424,632
4993	354,663,644	154,357,286	193,858,086	6,448,272		—	23,806,566		—	10,587,329		—	12,812,155		—	407,082
4994	354,782,456	154,154,240	194,168,607	6,459,610		—	23,925,379		—	10,384,283		—	13,122,676		—	418,420
4995	354,832,272	155,873,916	192,521,841	6,436,515		—	23,975,195		—	12,103,960		—	11,475,910		—	395,326
4996	354,967,720	154,838,951	193,660,357	6,468,413		—	24,110,643		—	11,068,994		—	12,614,426		—	427,223
4997	355,366,841	154,412,626	194,482,825	6,471,391		—	24,509,764		—	10,642,669		—	13,436,894		—	430,201
4998	356,322,457	155,258,449	194,572,438	6,491,570		—	25,465,380		—	11,488,493		—	13,526,507		—	450,380
4999	356,590,035	154,660,618	195,439,140	6,490,276		—	25,732,958		—	10,890,662		—	14,393,209		—	449,086
5000	359,201,315	155,801,990	196,862,007	6,537,317		—	28,344,238		—	12,032,034		—	15,816,076		—	496,127
5001	359,648,287	156,198,363	196,910,158	6,539,767		—	28,791,210		—	12,428,407		—	15,864,227		—	498,577
5002	360,260,448	155,982,562	197,735,480	6,542,405		—	29,403,371		—	12,212,606		—	16,689,549		—	501,216
5003
5004	Average	Average	Average	Average		Average	Average		Average	Average		Average	Average		Average	Average
5005	330,857,077	143,769,957	181,045,931	6,041,190		(3,701,763)	3,701,763		(1,623,227)	1,623,227		(2,014,785)	2,014,785		(63,750)	63,750
5006
5007	Note: Rows 28 through 4976 are not shown to be able to display file format.
5008

10/29/04	VIE Calcs on Data-Partnership 1 VIE Analysis.xls